Exhibit 21.1

Subsidiaries of Vectrus, Inc.

The following is a list of the subsidiaries that Vectrus, Inc. will have immediately after the completion of the spin-off.

Name	Jurisdiction
Al-Shabaka for Protection Products Marketing and General Support Services, LLC	Iraq
Exelis Federal Services GmbH	Germany
Exelis Federal Services International, Ltd.	Cayman Islands
Exelis Mission Systems Ltd.	United Kingdom
Exelis Services A/S	Denmark
Exelis Services GmbH	Germany
Exelis Systems Corporation	Delaware